Exhibit 99.2

BRF — BRASIL FOODS S.A.

A Publicly Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 1st/2010 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, PLACE AND TIME: February 26, 2010 at 8:30 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: the majority of the board members. CHAIR: Nildemar Secches, Co-Chairman and Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary with the attendance of the members of the Fiscal Council with respect to the matters for resolution of this board. RESOLUTIONS ADOPTED: 1. Financial Statements — The Financial Statements for the Fiscal Year ending December 31 2009, as well as the other pertinent documents were approved. 2. Authorization for Rendering of Sureties and Avals on Behalf of the Subsidiaries— 2.1. Approved pursuant to the agreement with the provision in item 7, Article 19 of the Bylaws, authorization for the Board of Executive Officers to render sureties and avals in the name of the company with respect to the contracting of loans, finance contracts, discount of trade receivables and rural promissory notes, rural credit contracts, derivative contracts, leasing contracts, and other financial operations contracted by the subsidiary companies. In addition, the following operations were approved: 2.2.  Ratified the Concession of financial assistance in favor of BRF — Brasil Foods S.A.: Contracting of the concession of financial assistance approved by the Board of Executive Officers of BRF on December 3 2009 for the amount of R$100,000,000.02 (one hundred million reais and two centavos) with the Studies and Projects Financing Entity — FINEP pursuant to the decision 0520 of October 26 2009 of the Board of Executive Officers, of FINEP. Value: MR$ 100,000. Interest rate: 4.5% p.a. Tenor: 100 months (20-month grace period). 2.3. Authorized the granting of financial assistance in favor of BRF — Brasil Foods S.A.: Contracting of the concession of financial assistance in the value of R$ 55,623,998.56 (fifty-five million, six hundred and twenty-three thousand, nine hundred and ninety-eight reais and fifty-six centavos) with the Studies and Projects Financing Entity — FINEP pursuant to decision number 0017/10 of February 1 2010 of the Executive Board of FINEP. “Value: MR$ 55,000. Interest rate: 5% p.a. Tenor: 100 months (20-month grace period). 2.4. Contracting of Financing and Offer of a Mortgage Guarantee -  Authorized the Concession of financial assistance in favor of BRF — Brasil Foods S.A.: Contracting of the concession of financial assistance in the value of R$ 29,464,800.00 (twenty-nine million, four hundred and sixty-four thousand, eight hundred reais) with the National Economic and Social Development Bank (BNDES) as approved in letter AI/DEAGRO — 029/2010, part of the Contract 06.2.0805.1 of February 13 2007 with the offer of a mortgage guarantee by BRF — Brasil Foods S.A.” 2.5. “Authorized the offer of a mortgage guarantee on real estate, the ownership of BRF — Brasil Foods S.A.: Concession of a seventh mortgage guarantee on an industrial property in the judicial district of Rio Verde, state of Goiás, registration number 35.510, a fourth mortgage guarantee on an industrial property in the judicial district of Mineiros, state of Goiás, registration number 17.471, a third mortgage guarantee on an industrial property in the judicial district of Nova Mutum, state of Mato Grosso, registration numbers 3.038, 3.039, 3.040 and 3.041 for the contracting of the concession of financial assistance in the value of R$ 29,464,800.00 (twenty-nine million, four hundred and sixty-four thousand, eight hundred reais) with the National Economic and Social Development Bank (BNDES), as approved in letter AI/DEAGRO — 029/2010, part of the Contract 06.2.0805.1 of February 13 2007 with offer of a mortgage guarantee by BRF — Brasil Foods S.A.” Value: MR$ 29,500. Interest rate: General Items: (Long Term Interest Rate -TJLP + 1%) + 2.45% + spread, Machinery Equipment: 4.5% p.a. Tenor: 60 months (24-month grace period); 2.6.  Authorized the Contracting of Financing and Offer of a Mortgage Guarantee “Authorization for a Concession of financial assistance in favor of BRF — Brasil Foods S.A.: Contracting of the concession of financial assistance in the value of R$ 97,498,014.00 (ninety-seven million, four hundred and ninety-eight thousand and fourteen reais) with the National Economic and Social Development Bank (BNDES) as approved by the Board of Directors of the Bank through Board Decision 09/2010 of January 5 2010 with the offer of a mortgage guarantee by BRF — Brasil Foods S.A.; 2.7. Authorized the offer of a mortgage guarantee on property owned by BRF — Brasil Foods S.A.: Concession of an eighth mortgage guarantee on the industrial property in the judicial district of Rio Verde, state of Goiás, number 35.510, a fifth mortgage on the industrial property in the judicial district of Mineiros, state of Goiás, registration 17.471, a fourth mortgage on the industrial real estate in the judicial district of Nova Mutum, state of Mato Grosso, registration numbers 3.038, 3.039, 3.040 and 3.041, a first mortgage on the industrial real estate in the judicial district of Três de Maio, state of Rio Grande do Sul, registration numbers 9.742, 11.570, 471 and 11.571 for the contracting of the concession of financial assistance in the value of R$ 97,498,014.00 (ninety-seven million, four hundred and ninety-eight thousand and fourteen reais) with the National Economic and Social Development Bank (BNDES) as approved by the Board of the Bank through Board Decision 09/2010 of January 5 2010, with the offer of a mortgage guarantee by BRF — Brasil Foods S.A.” Value: MR$ 97,500. Interest rate: General Items: (Long Term Interest Rate - TJLP + 1%) + 2.45% + spread, Machinery and Equipment: 4.5% p.a. Tenor: 60 months (24-month grace). 3.  Plan for Sale of Assets 2010 — The Board of Directors approved the plan for the sale of assets for 2010 pursuant to the attached document. 4. Other matters: Other matters of an internal nature. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members of the Board of Directors present. Members of the Board of Directors: Nildemar Secches, Luiz Fernando Furlan, Co-Chairmen, Carlos Alberto Cardoso Moreira, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Roberto Faldini and Walter Fontana Filho. São Paulo-SP, February 26 2010 (I hereby certify that this is a true copy of the original minutes drafted in Book 2 of the Minutes of the Ordinary and Extraordinary Minutes of the Company to folios 146 to 151).

EDINA BIAVA

Secretary